

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the iM DBi Hedge
Strategy ETF, shares of beneficial interest of MANAGER DIRECTED PORTFOLIOS
under the Exchange Act of 1934.

Sincerely,